

DIVISION OF
CORPORATION FINANCE

September 23, 2011

<u>Via Facsimile</u>
Catherine M. Burzik, Chief Executive Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, TX 78230

> **Re:** **Kinetic Concepts, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 8, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 4, 2011**
> **File No. 001-09913**

Dear Ms. Burzik:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Pamela Long
Assistant Director